UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q1 Trading Update dated 17 April 2025

17 April 2025

RENTOKIL INITIAL PLC

FIRST QUARTER TRADING UPDATE

Rentokil Initial plc (the "Company") today issues a Trading Update for the first three months of the 2025 financial year covering the period from 1 January to 31 March 2025. As previously announced, Rentokil Initial now reports in US dollars to better reflect the geographic mix of its revenue and earnings.

Andy Ransom, Chief Executive of Rentokil Initial plc, said:

"Our International Pest Control business performed well. As already stated, North America had a slow first quarter with continued subdued lead flow. Our focus remains on building growth momentum and positioning the business to deliver on our strategic ambitions. Despite increased macro-economic uncertainties, we remain confident about the longer-term based on the resilience of our markets, our global reach, our diverse customer base and our recurring revenues."

Q1 2025

The Group reported total Revenue of $1,635m in Q1 2025 (AER), representing year-on-year growth of 1.5% and Organic Revenue growth of 1.8%¹, held back by c.30bps due to one fewer trading day year-on-year.

North America

●    Revenue growth in North America was 0.5% and Organic Revenue growth was 0.7%, with a c.50bps headwind from one fewer trading day.

●    Pest Control Organic Revenue was up 0.5% and Pest Control services for residential, commercial and termite customers was down by 0.2% as it continued to be impacted by low inbound lead flow and contract sales.

●   North America colleague retention increased to 79.8% (FY 24: 79.4%) and customer retention increased to 80.4% (FY 24: 80.1%), supported by our enhanced retention strategies. These favourable trends are positive for future organic growth prospects.

Growth Initiatives

●    Digital inbound lead flow from our paid search activities returned to positive growth in March, following a decline in February as we transitioned to a new agency partner. While lead generation from our organic search initiatives remained subdued, we expect a positive shift supported by the rollout and full activation of the new satellite branches and brand strategy. 36 satellite branches across the region are now operational.

●    Sales lead participation rates among technicians (The Trusted Advisor plan) improved by 9ppts in the quarter to 60%.

●    Five-star reviews for Terminix, which serve as a critical component of Internet search visibility, increased by 71% in the quarter.

●     The door-to-door sales pilot programme is set to launch in early Q2 with the participation of c.30 branches.

International (Group excluding North America)

Organic Revenue grew 3.3%, with good performances in Europe (incl. LATAM), Asia & MENAT and Pacific, offset by the UK, which lapped strong prior year comparatives in its specialist hygiene asbestos remediation business.

Category Performance

Pest Control Organic Revenue growth was 1.7% led by international, up by 4.7%. Hygiene & Wellbeing grew by 1.6%, with a drag from the UK. France Workwear was up 4.4%.

M&A

The Group's bolt-on M&A programme continued to create value with 6 deals, delivering annualised revenue in the year before acquisition of $13m.

Rentokil Initial intends to publish its 2025 Interim Results on 31 July 2025.

Notes

¹ Organic Revenue growth is at CER. The revenue base used for North America Organic Revenue growth percentage also deducts revenue from 1 January 2024 to 31 March 2024 for the Paragon distribution business, closed with effect from 1 April 2024.

Summary of Financial Performance

	AER			CER
	Q1 2025 $m	Q1 2024 $m	Change %	Organic Revenue Growth %
North America
Pest Control	921	918	0.2%	0.5%
Hygiene & Wellbeing	30	28	9.3%	5.9%
	951	946	0.5%	0.7%

International
Pest Control	358	345	3.5%	4.7%
Hygiene & Wellbeing	251	245	2.7%	1.1%
France Workwear	71	71	0.6%	4.4%
	680	661	2.9%	3.3%

Europe (incl. LATAM)
Pest Control	164	163	0.4%	3.8%
Hygiene & Wellbeing	111	109	2.3%	2.3%
France Workwear	71	71	0.6%	4.4%
	346	343	1.0%	3.5%

UK & Sub Saharan Africa
Pest Control	65	62	4.1%	4.7%
Hygiene & Wellbeing	73	67	8.5%	(1.2%)
	138	129	6.4%	1.6%

Asia & MENAT
Pest Control	85	78	8.5%	5.7%
Hygiene & Wellbeing	29	28	3.4%	3.3%
	114	106	7.2%	5.1%

Pacific
Pest Control	44	42	4.9%	6.1%
Hygiene & Wellbeing	38	41	(6.2%)	0.3%
	82	83	(0.6%)	3.3%

Central	4	4	-	0.6%
Total	1,635	1,611	1.5%	1.8%

Category Performance

	AER			CER
	Q1 2025 $m	Q1 2024 $m	Change %	Organic Revenue Growth %
Pest Control	1,279	1,263	1.1%	1.7%
Hygiene & Wellbeing	281	273	3.4%	1.6%
France Workwear	71	71	0.6%	4.4%
Central	4	4	-	0.6%
Total	1,635	1,611	1.5%	1.8%

Today, 17 April at 9:00am BST, Rentokil Initial Chief Executive, Andy Ransom and Chief Financial Officer, Paul Edgecliffe-Johnson will host a conference call for analysts and investors. A replay will be available on the Company website following the event.

To join via teleconference, please register in advance using the link below:

https://registrations.events/direct/Q4I3868179

Alternatively, the live audio webcast can be accessed at:

https://events.q4inc.com/attendee/543985772

Enquiries:

Investors / Analysts: Peter Russell, Rentokil Initial plc, + 44 7795 166506

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward- looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group"), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward- looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising our IT systems, processes and technologies, including artificial intelligence technologies; the Group's ability to attract, retain and develop key personnel to lead the business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of our third-party service providers; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from the Group's customers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which we are subject or the implementation of any new or revised laws or regulations that alter the environment in which we do business, as well as the costs to us of complying with any such changes and the risk of related litigation; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation related to such actual or perceived failures; the identification of material weaknesses in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and measures presented at actual exchange rates ("AER" - IFRS). Non-IFRS measures presented also include Organic Revenue Growth. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 April 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary